SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM	1 Translation of letter to the Argentine Securities Commission dated April 26, 2024.

Buenos Aires, April 26, 2024

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

MAE

BYMA

Re.: General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting of YPF S.A. held on April 26, 2024 – Summary

Dear Sirs,

The purpose of this letter is to comply with the requirements of Tittle II Chapter II, Article 4 paragraph e) of the Rules of the National Securities Commission(Comisión Nacional de Valores).

Consequently, it is hereby informed that on April 26, 2024, having complied with all the legal requirements, the General Ordinary and Extraordinary and Special Ordinary Class A and D Shareholders´ Meeting of YPF S.A. (“YPF” or the “Company”) was held with the attendance of 88,62% of YPF´s capital stock, with the participation of the representatives of the Buenos Aires Stock Exchange and the National Securities Commission.

The following resolutions were adopted upon consideration of each of the items on the Agenda that were discussed:

1. Appointment of two Shareholders to sign the minutes of the Meeting.

The Shareholders´ Meeting approved by a majority of computable votes to designate the representatives of the Argentine National State, Secretary of Energy -Ministry of Economy- for Class “A” and the Fondo de Garantía de Sustentabilidad (FGS) del Régimen Previsional Público de Reparto -ANSES- Ley 26.425 to sign the minutes of the meeting.

2. Waiver of the preemptive offer of shares to shareholders pursuant to Article 67 of Law No. 26,831 regarding the long-term share compensation plans for employees, through the acquisition of shares of the Company in accordance with Article 64 et. seq. of Law No. 26,831.

The Shareholders´ Meeting approved, by a majority of computable votes the waiver of the preemtive offer of shares as provided by Article 67 of Law No. 26. 831 for the authorization to deliver in a timely manner the own shares acquired to the beneficiary employees of each Program in order to comply with the 2024 Program or the New Program, as the case may be.

3. Consideration of the Annual Report, Information Overview, Inventory, Statements of Financial Position, Statements of Comprehensive Income, Statements of Changes in Shareholders’ Equity, Statements of Cash Flow, individual and consolidated with its respective notes and related documentation, and the Report of the Supervisory Committee and Independent Auditor, corresponding to Fiscal Year No. 47, which began on January 1, 2023 and ended on December 31, 2023.

The Shareholders´ Meeting approved, by a majority of computable votes, the documents submitted for consideration, without modifications.

4. Consideration of the accumulated results as of December 31, 2023. Absorption of losses. Constitution of voluntary reserves.

The Shareholders´ Meeting resolved, by a majority of computable votes to: a) fully release the reserve for future dividends, the reserve for the purchase of own shares, and the reserve for investments; b) absorb the accumulated losses in the unallocated results, up to $1,003,419 million against the amounts corresponding to released reserves; c) allocate the amount of $28,745 million to constitute a reserve for the purchase of own shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to share-based benefit plans (in accordance with articles 64 and 67 of Law No. 26,831) in accordance with what is mentioned in the “Board of Directors Compensation Policy, Bonuses and Incentive Plans” of our Annual Report; and d) allocate the amount of $3,418,972 million to constitute a reserve for investments in accordance with the third paragraph of article 70 of the General Corporations Law No. 19,550.

5. Determination of the fees payable to the Independent Auditor for the fiscal year ended December 31, 2023.

The Shareholders´ Meeting approved by a majority of computable votes to approve for Deloitte & Co. S.A., for audit services as independent auditor for the accounting documentation as of December 31, 2023 and the quarterly information as of 2023, a remuneration of $1,066,996,714.

6. Appointment of the Independent Auditor who shall render an opinion on the annual financial statements as of December 31, 2024 and determination of its remuneration.

The Shareholders´ Meeting approved by a majority of computable votes: i) to appoint Deloitte & Co. S.A. as independent auditor of the Company to report on the annual financial statements as of December 31, 2024; and ii) that its remuneration be fixed by the Shareholders’ Meeting that considers the annual financial statements for the fiscal year 2023, stating for the record that Mr. Guillermo Daniel Cohen and Ms.Vanesa Rial De Sanctis have been appointed as regular certifying accountants and Mr. Diego Octavio De Vivo, as alternate certifying accountant, for Deloitte & Co. S.A.

7. Consideration of the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2023.

The Shareholders´Meeting approved by a majority of computable votes the performance of the Board of Directors and the Supervisory Committee for the fiscal year ended December 31, 2023.

8. Consideration of the Remuneration of the Board of Directors ($2,087,597,061) for the fiscal year ended December 31, 2023, which resulted in a computable loss in accordance with the National Securities Commission Regulations.

The Shareholders´ Meeting approved by a majority of computable votes the amount of $2,087,597,061 as remuneration of the Board of Directors for the fiscal year ended December 31, 2023.

9. Consideration of the Remuneration of the Supervisory Committee for the fiscal year ended December 31, 2023.

The Shareholders´ Meeting approved by a majority of computable votes the amount of $65,161,356 as remuneration of the Supervisory Committee for the fiscal year ended December 31, 2023.

10. Determination of the number of regular and alternate members of the Supervisory Committee.

The Shareholders´ Meeting approved by a majority of computable votes to set the number of the Supervisory Committee of three (3) regular members and three (3) alternate members.

11. Appointment of one regular and one alternate member of the Supervisory Committee for Class A shares.

Class A shareholder appointed at a Special Class “A” Shareholders´ Meeting, Ms. Raquel Inés Orozco as regular member of the Supervisory Committee and Ms. Vivian Haydeé Stenghele as alternate member of the Supervisory Committee, both for the statutory period of one fiscal year.

12. Appointment of the regular and alternate members of the Supervisory Committee for Class D shares.

The Shareholders´ Meeting approved by a majority of computable votes of Class “D” shares to appoint Messrs. Juan Andrés Gelly y Obes and Santiago Carlos Lazzati as regular members of the Supervisory Committee and Messrs. Alfredo Cayetano Cogorno and Alejandro Poli as alternate members of the Supervisory Committee, all of them for the statutory period of one fiscal year.

13. Determination of the number of regular and alternate members of the Board of Directors.

The Shareholders´ Meeting approved by a majority of computable votes to set the number of regular members of the Board of Directors at twelve (12) and the number of alternate members at eleven (11).

14. Appointment of one regular and one alternate Director for Class A shares and determination of their tenure.

Class A shareholder appointed, at a Special Class “A” Shareholders’ Meeting, Mr. Nicolás Posse as regular Director and Mr. Gullermo Francos as alternate Director, both with a tenure of three fiscal years.

15. Appointment of regular and alternate Directors for Class D shares and determination of their tenure.

The Shareholders’ Meeting approved by absolute majority of computable votes to: (i) appoint as Regular Directors for Class “D” shares Messrs. Horacio Daniel Marin, Mario Eduardo Vázquez, Carlos Manuel Bastos, José Rolandi, Eduardo Alberto Ottino, Omar Gutierrez, Emiliano José Mongiliardi, Horacio Oscar Forchiassin, Jimena Hebe Latorre, José Guillermo Terraf and Gerardo Damián Canseco, all of them with a tenure of three fiscal years; and to (ii) appoint as Alternate Directors for Class “D” shares, Santiago Martínez Tanoira, Silvia Noemí Ayala, Mauricio Alejandro Martin, María Martina Azcurra, Guillermo Gustavo Koenig, Carla Antonela Matarese, Hugo Eduardo Rodríguez, Pamela Fernanda Verasay, María Araceli Guzmán and Julio Alejandro Schiantarelli, all of them with a tenure of three fiscal years.

16. Determination of advance compensation to be received by the members of the Board of Directors and the members of the Supervisory Committee for the fiscal year that began on January 1, 2024.

The Shareholders’ Meeting approved by a majority of computable to authorize the Board of Directors to make payments on account of fees of directors and members of the Supervisory Committee for the 2024 fiscal year for up to the amount of $10,189,823,464.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 26, 2024	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer